Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 51,039,594.72	0.0001381	$ 7,048.57
Fees Previously Paid
	Total Transaction Valuation:	$ 51,039,594.72
	Total Fees Due for Filing:			$ 7,048.57
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 7,048.57
Offering Note
[1]	Calculated as the aggregate maximum purchase price for shares of common stock, par value $0.01 per share, of Carlyle Credit Solutions, Inc. ("Shares"), based upon the net asset value per Share as of November 30, 2025, of $18.84. This amount is based upon the offer to purchase up to 2,709,108 Shares.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A